

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 02, 2017

<u>Via E-mail</u>
Mr. Harold W. Andrews, Jr.
Executive Vice President,
Chief Financial Officer and Secretary
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

        Re: Sabra Health Care REIT, Inc.
                Form 10-K for the fiscal year ended December 31, 2016
                Filed on February 22, 2017
                File No. 001-34950

Dear Mr. Andrews:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                      Sincerely,

                      /s/ Jennifer Monick

                      Jennifer Monick
                      Assistant Chief Accountant
                      Office of Real Estate and
                      Commodities